Exhibit 99.1

Solmate Infrastructure PLC (NASDAQ: SLMT) Launches Public Treasury Dashboard

DUBLIN, Ireland - August 11, 2026 - Solmate Infrastructure PLC (NASDAQ: SLMT) (“Solmate” or the “Company”), a next-generation digital infrastructure company focused on blockchain and staking, is launching a public treasury dashboard today, giving investors direct visibility into its SOL holdings, staking performance, and market valuation. The Company’s SOL treasury currently stands at approximately

$94.5M as of August 10, 2026.

As Solmate continues to grow its SOL treasury, the Company is also increasing the visibility investors have into its scale, value, and performance. The new public dashboard provides an overview of:

●	Solmate’s total SOL inventory and current market value

●	The amount and proportion of SOL holdings

●	Staking rewards generated by the Company

●	Treasury growth over time

“Digital asset treasury companies should give investors a clear and current view of what they own, what those assets are worth, and the returns they are generating, beyond periodic disclosures,” said Ron Sade, Chief Executive Officer of Solmate. “This dashboard gives the market a current view of our SOL treasury, what it is worth, and what it is generating. That level of transparency is how we intend to build trust as this sector matures.”

The dashboard will be updated once per trading day, at 16:30 New York time, giving shareholders and other market participants direct access to information regarding Solmate’s SOL treasury position, staking performance, and market valuation. Solmate believes publicly available and regularly updated data will be essential to building long-term credibility across the sector, becoming a baseline expectation rather than a differentiator.

The dashboard launch forms part of Solmate’s broader strategy to build an institutional gateway to the Solana ecosystem, combining a growing digital asset treasury with validator infrastructure, staking capabilities, and strategic partnerships. As the Solana network continues to evolve its economic model, the Company’s dashboard serves as the primary lens through which the market can track that progress.

ENDS

About Solmate Infrastructure PLC

Solmate Infrastructure PLC (NASDAQ: SLMT) is building next-generation digital infrastructure spanning blockchain and staking.The Company is focused on creating long-term shareholder value through the ownership, operation, and optimization of mission-critical digital infrastructure assets.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and may be identified by words such as “expects,” “intends,” “plans,” “believes,” “will,” “may,” “anticipates,” “continues to,” and similar expressions.

Forward-looking statements in this release include, but are not limited to, statements regarding: the Company’s intention to grow its SOL treasury; the anticipated frequency and continuity of updates to the treasury dashboard; the expected performance of the Company’s staking infrastructure and the returns it may generate; the anticipated evolution of the Solana network’s economic model; the Company’s strategy to build an institutional gateway to the Solana ecosystem, including validator infrastructure, staking capabilities, and strategic partnerships; and the Company’s expectations regarding disclosure practices across the digital asset treasury sector.

These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Such risks include, among others: volatility in the market price of SOL and other digital assets, which may cause the value of the Company’s treasury to decline substantially and rapidly; changes to the Solana network’s inflation schedule, emissions, fee structure, or consensus mechanism, which may reduce staking yields, including materially and without notice; validator downtime, slashing, or penalties resulting in partial loss of staked assets; unbonding periods, lock-up arrangements, and other constraints that may limit the Company’s ability to access, transfer, or dispose of SOL when desired; counterparty, custody, and liquid staking protocol risk, including the potential insolvency, failure, or compromise of custodians, validators, or third-party service providers; the Company’s dependence on third-party data sources for pricing and on-chain information, which may be inaccurate, delayed, or unavailable; the possibility that figures presented on the dashboard, which are unaudited estimates, may differ materially from amounts subsequently reported in the Company’s audited or reported financial statements; risks relating to the technical availability, accuracy, and continued operation of the dashboard itself; potential dilution to shareholders from future issuances of ordinary shares, including under any effective registration statement or at-the-market program; regulatory and legislative developments affecting digital assets, staking, validators, and digital asset treasury companies, including uncertainty as to the characterization of SOL under U.S. federal and state securities and commodities laws and under the laws of other jurisdictions; the Company’s ability to fund, execute, and scale its treasury and infrastructure strategy; and the other risks described in the Company’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and current reports on Form 6-K.

Figures relating to the Company’s SOL holdings, staking rewards, treasury value, and related metrics presented in this release and on the dashboard are unaudited estimates as of the dates indicated, are subject to revision, and do not reflect proceeds the Company would realize on any actual disposition. The dashboard is provided for informational purposes only. Information contained on the Company’s website or dashboard is not incorporated by reference into, and does not form part of, this press release or any filing the Company makes with the Securities and Exchange Commission. This release does not constitute an offer to sell or a solicitation of an offer to buy any securities.

Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. The Company intends to update the dashboard once per trading day but does not undertake to update it at any other time, and reserves the right to modify or discontinue the dashboard at any time.

Media enquiries:

Wachsman

solmate@wachsman.com